Exhibit 99.1

Encana Corporation

Annual Meeting of Common Shareholders

April 25, 2012

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of Encana Corporation (the “Corporation”) held on April 25, 2012 in Calgary, Alberta. Each of the matters is described in greater detail in the 2012 Notice of Annual Meeting of Shareholders and Information Circular dated February 28, 2012 (the “Circular”).

1.	Election of Directors

By resolution passed via ballot, the following 10 nominees were appointed as Directors of Encana Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent

Peter A. Dea	436,624,477	93.35%	31,129,391	6.65%

Randall K. Eresman	436,231,637	93.26%	31,521,857	6.74%

Claire S. Farley	434,873,621	92.97%	32,880,247	7.03%

Fred J. Fowler	414,689,139	88.66%	53,064,729	11.34%

Suzanne P. Nimocks	413,828,326	88.47%	53,924,812	11.53%

David P. O’Brien	431,076,244	92.16%	36,678,684	7.84%

Jane L. Peverett	435,079,650	93.01%	32,674,306	6.99%

Allan P. Sawin	414,940,334	88.71%	52,806,321	11.29%

Bruce G. Waterman	415,784,586	88.89%	51,969,370	11.11%

Clayton H. Woitas	433,414,625	92.66%	34,339,331	7.34%

2.	Appointment of Auditors

By a resolution passed via show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditor of the Corporation to hold office until close of the next annual meeting, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	Percent	Votes Withheld	Percent

496,238,113	99.43%	2,860,204	0.57%

Encana Corporation	Page 2
Annual Meeting of Shareholders
2012 Report of Voting Results

3	Acceptance of Corporation’s Approach to Executive Compensation

By resolution passed via ballot, shareholders voted on an advisory basis to accept the Corporation’s approach to Executive Compensation as described in the “Statement of Executive Compensation – Compensation Discussion and Analysis” sections of the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent

354,653,669	75.82%	113,100,756	24.18%